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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number 0-21910

                          NOTIFICATION OF LATE FILING

(Check One):
         [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:                July 27, 1996
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[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I.  REGISTRANT INFORMATION

Full name of registrant         Kids Mart, Inc.
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Former name if applicable       Frost Hanna Acquisition Group, Inc.
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Address of principal executive office (Street and number)  801 Sentous Avenue
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City, State and Zip Code        City of Industry, California 91784
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                        PART II. Rule 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Please see attached.
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                          PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.


        Robert Kelleher                 (818)                   854-3166
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           (Name)                     (Area Code)          (Telephone number)


        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                        [X] Yes  [ ] No




        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           Kids Mart, Inc. (f/k/a Frost Hanna Acquisition Group, Inc.)
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date    September 11, 1996        By  /s/  Robert Kelleher
     -------------------------       -------------------------------
                                     Robert Kelleher
                                     Vice President, Chief Operating Officer and
                                       Chief Financial Officer




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                             PART III - (NARRATIVE)

        The results of operations for the prior year (December 31, 1994) represent the activities of Frost Hanna Acquisition Group, Inc. (the "Registrant"). The prior year results reflect no revenue because the Registrant was formed as a "blind pool" in April 1993 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other similar business combination with an operating business. On January 3, 1996, the Registrant consummated a business combination with LFS Acquisition Corp., a Delaware corporation ("LFS"), pursuant to an Agreement and Plan of Merger and Reorganization dated May 31, 1995. LFS was formed on May 26, 1995, for the purpose of acquiring the Little Folks and Kids Mart ("Little Folks") business from Woolworth Corporation ("Woolworth") on May 31, 1995. In January 1996 the Registrant changed its fiscal year end from December 31 to January 27, 1996 and, thereafter to the Saturday closest to the last day of January, to correspond with LFS's fiscal year end. At the same time, the Registrant retained Deloitte & Touche, LLP ("Deloitte"), the independent auditors of LFS, as its auditors, replacing Arthur Andersen & Co., LLP. All of these events were reported in a Current Report on Form 8-K filed with the SEC on January 12, 1996.

        As a result of this merger, the Registrant is required to present the historical financial information of LFS in its filings pursuant to the Securities Exchange Act of 1934. That information, in turn, should include the results of operations of LFS's predecessor, Little Folks. Little Folks was an active retailer with substantial revenues. As a consequence, the results of operations for the Registrant for the quarter ended July 27, 1996 will necessarily show a significant change in results of operations from the corresponding period in the previous year.

        The company is in the process of converting its financial software and merchandising software systems. Due to the demands of this process, the financial data and information required to be included herein could not have been compiled by Registrant within the prescribed period without unreasonable effort and expense.




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